Exhibit 99.11

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855 GLJPC.com GLJ Petroleum Consultants Principal Officers: Keith M. Braaten, P. Eng. President & CEO Jodi L. Anhorn, P. Eng. Executive Vice President & COO Officers / Vice Presidents: Terry L. Aarsby, P. Eng. Caralyn P. Bennett, P. Eng. Leonard L. Herchen, P. Eng. Myron J. Hladyshevsky, P. Eng. Bryan M. Joa, P. Eng. Mark Jobin, P. Geol. John E. Keith, P. Eng. John H. Stilling, P. Eng. Douglas R. Sutton, P. Eng. James H. Willmon, P. Eng. CONSENT OF INDEPENDENT PETROLEUM ENGINEERS In connection with the filing of the annual report on Form 40-F of Franco-Nevada Corporation, we consent to references to our name and to the use of the reserve assessment and evaluation in respect of the oil & gas assets on the Weyburn Unit, Midale Unit and Edson Property dated February 28, 2012, with an effective date of December 31, 2011 (the “Report”) in the 2011 Annual Information Form of Franco-Nevada Corporation dated March ___, 2012 (the “AIF”), which is filed as an exhibit to, and incorporated in, the Form 40-F. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333- 176856) and on Form F-10 (No. 333-176722) of the references to our name and the use of the Report. We also consent to reference to us under the heading “Experts” in the AIF which is filed as an exhibit to, and incorporated by reference in, this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements. Yours truly, GLJ PETROLEUM CONSULTANTS LTD. ORIGINALLY SIGNED BY John H. Stilling, P. Eng. Vice-President Calgary, Alberta March , 2012 29 26